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                          ROHM AND HAAS EXTENDS MORTON
                         TENDER OFFER TO APRIL 22, 1999

PHILADELPHIA (April 16, 1999) -- Rohm and Haas Company (NYSE: ROH) announced today the extension of its cash tender offer for shares of Morton International Inc. (NYSE: MII) until midnight, New York City time, on Thursday, April 22, 1999.

As previously announced, on April 12, 1999, Rohm and Haas reached agreement with the staff of the Federal Trade Commission to settle the FTC's concerns about the company's pending acquisition of Morton. The agreement must still be approved by the FTC commissioners. Rohm and Haas has requested that the commissioners act on the proposed agreement on or before April 21, 1999. European regulatory review of the transaction is expected to be completed on April 19, 1999.

Upon receipt of these approvals and the satisfaction of the other conditions of its offer, Rohm and Haas will accept for payment up to 80,916,766 validly tendered shares under the tender offer immediately following the expiration of the offer on April 22, 1999. The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1 percent of the shares of Morton's outstanding common stock on a fully diluted basis. At the close of business on April 15, 1999, approximately 61,047,615 shares of Morton, representing some 47.5 percent of the total outstanding, on a fully diluted basis had been validly tendered in connection with the offer.

Rohm and Haas is a specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Chicago-based Morton International, a maker of specialty chemicals and salt products, had sales of $2.5 billion during its fiscal year ended June 30, 1998.

This press release contains statements that are forward looking. These statements are based on current expectations and are subject to risks and uncertainties. Actual results may vary because of unexpected delays in obtaining regulatory approvals and other conditions necessary to close the pending transaction.

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CONTACTS

Media: John P. McGinis (215) 592-2409

Investors: Eric W. Norris (215) 592-2664